Exhibit 19.1

HEARTFLOW, INC.

INSIDER TRADING POLICY

Adopted on July 17, 2025

1. Background and Purpose.

Heartflow, Inc. (“Heartflow” or the “Company”) and other persons, including all members of the board of directors (each, a “director”), employees and officers of Heartflow and its subsidiaries, are subject to federal and state “insider trading” laws with respect to transactions in a company’s securities. These laws prohibit (a) “trading in” (as defined in Section 4 below) securities on the basis of Material Nonpublic Information (as defined in Section 3 below) and (b) disclosing Material Nonpublic Information to others who might trade on the basis of that information. Anyone violating these laws is subject to personal liability and could face criminal penalties. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.

Heartflow has adopted this policy to promote compliance with federal and state insider trading laws and to protect Heartflow and its directors, employees and officers (including employees and officers of subsidiaries of Heartflow) from the serious liabilities and penalties that can result from trading in Heartflow or other specified securities in violation of these laws. You, however, are responsible for ensuring that you do not violate federal or state insider trading laws or this policy.

2. Scope.

This policy applies to all directors, officers and employees of Heartflow or its subsidiaries and any outsiders such as consultants or contractors whom the Chief Legal & Compliance Officer of Heartflow has designated as subject to this policy (“Insiders”) because they have access to Material Nonpublic Information concerning Heartflow or its subsidiaries. The restrictions in this policy also apply to each Insiders’ “Family Members” and “Controlled Entities” (as described below and which are collectively referred to herein as “Related Persons”).

An Insider’s Family Members includes:

•	the Insider’s spouse or domestic partner, child, stepchild, grandchild, parent, stepparent, grandparent, sibling or in-law living in the Insider’s household;
•	the Insider’s child who does not reside in the same household with the Insider but is financially dependent upon the Insider;
•	any other family member of the Insider who does not reside in the Insider’s household but whose transactions in securities are directed by the Insider; and
•	any other individual (whether or not residing in the same household as the Insider) whose transactions are directed by the Insider and to whom the Insider materially contributes financial support.

A  Controlled Entity includes:

•	any corporation, partnership or other entity controlled, managed or where the Insider and/or any of their Family Members have a practical ability to make all investment decisions by such person;
•	any trust for which the Insider and/or any of his or her Family Members is the trustee or has a beneficial pecuniary interest; and

•	any estates of which the Insider and/or any of his or her Family Members is an executor or beneficiary.

You are responsible for ensuring that each of your Related Persons complies with this policy. You should make all of your Related Persons aware of this policy and the need for such Related Person to confer with you before they trade in Heartflow securities.

3. Definition of Material Nonpublic Information.

Trading in Heartflow securities “on the basis of” Material Nonpublic Information about Heartflow or Heartflow securities is prohibited. The term “on the basis of” is generally determined to be met where the person trading in securities was aware of or possessed Material Nonpublic Information at the time of the transaction. For purposes of determining whether information is “Material Nonpublic Information,” the following provisions apply:

A. Material Information.

Information about Heartflow or Heartflow securities is considered “material” if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to purchase, hold or sell Heartflow securities. Any information, if publicly disclosed, that could be expected to affect the value of Heartflow’s securities, whether it is positive or negative, should be considered material information. While it is not possible to define all categories of material information, the following list illustrates various items that could be regarded as material with respect to the Company:

•	earnings information and projections of earnings information, including estimates of earnings, sales and income or loss;
•	significant new product(s) or product developments;
•	a pending or proposed merger, acquisition or tender offer;
•	a pending or proposed acquisition or disposition of significant assets;
•	a pending or proposed joint venture or licensing or strategic collaboration out of the ordinary course;
•	a restructuring of the Company;
•	impending bankruptcy or the existence of severe liquidity problems;
•	bank borrowings or other financing transactions out of the ordinary course;
•	significant events regarding the Company’s securities or borrowings, such as repurchase plans or defaults on debt securities or loan agreements;
•	changes in executive management;
•	a change in auditors or notification that the Company may no longer rely on an auditor’s audit report;
•	public or private offerings of debt or equity securities;
•	significant cybersecurity incidents or other cybersecurity- or data privacy-related events; or
•	significant regulatory actions involving the Company or significant litigation matters and developments in such litigation.

Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality and trading should be avoided.

B. Nonpublic Information.

Information that has not been disclosed to the public is generally considered to be “nonpublic” information unless and until it has been effectively communicated to the public and sufficient time has elapsed to permit the market to absorb and evaluate the information. In order to establish that the information has been effectively communicated to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered to be widely disseminated if it has been distributed by means of a press release, on a newswire, published in a widely-available newspaper, magazine or news service, broadcast on a widely-available radio or television program or disclosed in a public disclosure document filed with the U.S. Securities and Exchange Commission (the “SEC”) and available on the SEC’s website. As a general rule, information should be considered nonpublic until the closing of the second full trading day after public disclosure. Depending on the particular circumstances, Heartflow may determine that a longer period should apply to the release of specific Material Nonpublic Information. A “trading day” means a day on which national stock exchanges, including The Nasdaq Stock Market LLC, are open for trading. If you have any question as to whether information is publicly available, please direct an inquiry to the Chief Legal & Compliance Officer.

4. Policy.

All Insiders are prohibited from (a) trading in Heartflow securities when they are aware of Material Nonpublic Information concerning Heartflow or its subsidiaries and (b) disclosing Material Nonpublic Information concerning Heartflow to any other person (including family members, friends or any other person who might use such information for trading or might pass it along to others who might trade) or recommending that any other person trade in Heartflow securities while the Insider is aware of Material Nonpublic Information.

Material Nonpublic Information is not restricted to information relating only to Heartflow. Material Nonpublic Information could be information relating to any other entity with which Heartflow does business or is involved in a business relationship, such as a customer, business partner or potential transaction party. Therefore, Insiders are also prohibited from (a) trading in the securities of any other public company while aware of Material Nonpublic Information concerning that company that was obtained in the course of their employment with Heartflow or its subsidiaries or while otherwise providing services to Heartflow or its subsidiaries or (b) disclosing any such Material Nonpublic Information to any other person or recommending that any other person trade in such other public company’s securities while the Insider is aware of Material Nonpublic Information concerning that company.

For purposes of this policy, “trade in” or “trading in” Heartflow securities applies to all purchases and sales of Heartflow securities, including:

•	all open market purchases or sales of Heartflow securities;
•	the sale of common stock acquired upon the vesting of restricted stock or stock unit awards or the exercise of stock options;
•	purchases and sales of derivative securities, such as put options, call options and short or forward sales; and
•	any other transfer for value of Heartflow securities.

In certain circumstances, a disposition of Heartflow securities by bona fide gift to a third party (including charitable donations and transfers for estate planning purposes) can be considered trading in Heartflow securities. See Section 7 below for further information.

Notwithstanding the foregoing, “trading in” Heartflow securities does not include:

•	the vesting of restricted stock or stock unit awards;
•	the withholding of Heartflow securities by Heartflow to satisfy a tax withholding obligation upon the vesting of restricted stock or stock unit awards;
•

the acquisition of Heartflow securities upon the exercise of Heartflow stock options where the exercise price and applicable tax withholding amounts are paid in cash or if there is a “net exercise” (the withholding by Heartflow of the shares underlying a stock option to pay the exercise price and/or tax withholding obligation); or

•	the acquisition of Heartflow securities by bona fide gift from a third party.

In addition, trading in Heartflow securities pursuant to a Rule 10b5-1 trading plan is not subject to the trading prohibitions contained in this policy provided that it satisfies the requirements set forth in Exhibit A of this policy, including the requirement that it has been approved in advance by Heartflow’s Chief Legal & Compliance Officer (or their designee). In accordance with rules promulgated by the SEC, Heartflow will be required to disclose publicly the material terms of any Rule 10b5-1 trading plan adopted, modified or terminated by any officer covered by Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or director of Heartflow.

5. Quarterly Blackout and Special Blackout Periods.

A. Quarterly Blackout Periods. The Company’s announcement of its annual or quarterly financial results has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid the appearance that an Insider traded while aware of Material Nonpublic Information, this policy prohibits all Insiders (or any of his or her Related Persons) from trading in Heartflow securities beginning on the close of business (Pacific time) on either March 16, June 16, September 16 and December 16 and ending at the close of business (Pacific time) at the end of the second trading day after the date Heartflow publicly announces its annual or quarterly earnings (each, a “Quarterly Blackout Period”). If, for example, the Company were to publicly announce earnings on Monday prior to 9:30 a.m. Eastern Time, then the blackout period would terminate at the close of business on Tuesday. If the public earnings announcement were made on Monday after 9:30 a.m. Eastern Time, then the blackout period would terminate at the close of business on Wednesday.

B. Special Blackout Periods. In addition, from time to time, due to material developments known to Heartflow that have not been disclosed publicly, Heartflow’s Chief Legal & Compliance Officer may impose a special blackout period (each, a “Special Blackout Period”) during which time any Insiders designated by the Chief Legal & Compliance Officer will be prohibited from trading in Heartflow securities. The existence of a Special Blackout Period may itself be considered under this policy as Material Nonpublic Information. No Insider may disclose to any outside person that a Special Blackout Period has been designated.

The existence or non-existence of a Quarterly Blackout Period or Special Blackout Period (each, a “blackout period”) does not alter the general prohibitions against trading based on Material Nonpublic Information, which are applicable at all times.

6. Mandatory Pre-Clearance for Certain Designated Insiders.

Heartflow requires each Designated Insider listed as a “Pre-Clearance Designated Insider” on Exhibit B (or any of his or her Related Persons) who desires to engage in any transaction involving Heartflow securities (including any stock purchase, stock sale, gift, contribution to a trust or other sale, transfer or acquisition) to obtain clearance of the proposed transaction from Heartflow’s Chief Legal & Compliance Officer or their designee prior to initiating such transaction. Requests for pre-clearance should be submitted to the Chief Legal & Compliance Officer at least two business days in advance of the proposed transaction. The Chief Legal & Compliance Officer or their designee is under no obligation to approve a trade submitted for pre-clearance and may determine not to permit a trade. If the Chief Legal & Compliance Officer (or any of their Related Persons) desires to engage in a transaction involving Heartflow securities, the Chief Legal & Compliance Officer must obtain clearance of the proposed transaction from the Chief Financial Officer or their designee prior to initiating such transaction. All references to clearance by the Chief Legal & Compliance Officer below in this section shall be deemed to also refer to any applicable clearance by the Chief Financial Officer or their designee in the case of any transaction by the Chief Legal & Compliance Officer.

Notwithstanding the approval of a transaction by the Chief Legal & Compliance Officer or their designee, each person subject to this policy remains responsible for determining if he or she is aware of Material Nonpublic Information. In addition, even if a transaction has been approved by the Chief Legal & Compliance Officer or their designee], such transaction may not be executed if (a) the Insider becomes aware of Material Nonpublic Information concerning Heartflow, (b) the Chief Legal & Compliance Officer or their designee subsequently revokes the approval or (c) a blackout period subsequently commences. Further, if a transaction is not completed within five business days of its approval (or such longer period as may be authorized by the Chief Legal & Compliance Officer or their designee), the proposed transaction must be resubmitted for clearance by the Chief Legal & Compliance Officer before it may be executed.

For the avoidance of doubt, transactions in Heartflow securities pursuant to a Rule 10b5-1 trading plan are not subject to the pre-clearance requirements of this Section 6, provided that the Rule 10b5-1 trading plan has been pre-approved by the Chief Legal & Compliance Officer or their designee in accordance with this Section 6 and the Rule 10b5-1 trading plan satisfies the additional requirements set forth in Exhibit A of this policy.

7. Gifts of Heartflow Securities.

A disposition of Heartflow securities by bona fide gift (including charitable donations and transfers for estate planning purposes) could create insider trading concerns under some circumstances if the donor is aware of Material Nonpublic Information at the time of the transaction. For example, a gift, followed closely by a sale, under conditions where the value at the time of donation and sale affects the tax or other benefits obtained by the donor, could create insider trading concerns if the donor is aware of Material Nonpublic Information and expects the donee to sell prior to the disclosure of such information. In addition, a gift made with the knowledge that the donee will soon sell can be viewed as the equivalent of a sale for cash followed by a gift of the cash.

For these reasons, you are advised to take special caution when making gifts while aware of Material Nonpublic Information. In no case may you gift Heartflow securities when you are aware of Material Nonpublic Information about Heartflow or its securities and knew or were reckless in not knowing that the recipient would sell the securities while the Material Nonpublic Information was still nonpublic information.

All gift transactions by Pre-Clearance Designated Insiders (or any of their Related Persons) must be pre-cleared by Heartflow’s Chief Legal & Compliance Officer or their designee in accordance with Section 6 above.

8. Additional Restrictions on Trades by Insiders.

The following additional restrictions apply to any trading in Heartflow securities by Insiders:

●  Derivative Transactions. Trading in “puts” and “calls” (publicly traded options to buy or sell stock) or other derivative securities and engaging in short sales (a sale of securities that are not then owned) are often perceived as involving insider trading. Therefore, Heartflow prohibits all Insiders from trading in derivative securities relating to Heartflow securities, such as put and call options, even when they are not aware of Material Nonpublic Information at the time of the transaction. In addition, Section 16(c) of the Exchange Act prohibits directors and officers from engaging in short sales, and because Heartflow believes it is inappropriate for any Insiders to engage in such transactions, all Insiders are prohibited from engaging in short sales regardless of whether they are aware of Material Nonpublic Information.

●  Hedging or Monetization Transactions. Certain forms of hedging or monetization transactions allow an Insider to lock in much of the value of his or her holdings of Heartflow securities, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions may allow the Insider to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the Insider entering into such transactions may no longer have the same objectives as Heartflow’s other stockholders. Therefore, Insiders are prohibited from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Heartflow securities. Engaging in such transactions is prohibited even if the Insider is not aware of Material Nonpublic Information at the time of the transaction.

●  Margin Accounts or Pledged Securities. Securities held by an Insider in a margin account or pledged as collateral may be sold without consent if the Insider fails to meet a margin call or defaults on the loan. Because a margin call or foreclosure sale may occur at a time when the Insider is aware of Material Nonpublic Information or otherwise is not permitted to trade in Heartflow securities, Insiders are prohibited from holding Heartflow securities in a margin account or pledging Heartflow securities as collateral for a loan.

9. Consequences of Violations of this Policy.

Any violation of this policy may result in disciplinary action, up to and including immediate termination of employment or other relationship with Heartflow.

In addition, individuals may be subject to civil and criminal penalties for insider trading violations. The federal government may also seek an injunction, bring administrative proceedings and/or commence criminal prosecutions, potentially resulting in fines (up to $5 million per violation), imprisonment (up to 20 years per violation) or both. Civil penalties may be sought by the government for up to three times the profits made (or three times the losses avoided).

Under certain circumstances, Heartflow may also be subject to civil fines equal to the greater of three times the profit made (or loss avoided) or $1 million and criminal fines up to $25 million.

10. Inquiries.

Please contact the Chief Legal & Compliance Officer with any questions or other inquiries regarding any of the provisions or procedures of this policy or the public or nonpublic status of Company information.

Exhibit A

Criteria for Rule 10b5-1 Plans

Rule 10b5-1(c) (“Rule 10b5-1”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements of such rule (each, a “Rule 10b5-1 Plan”). The Company permits its employees, officers and directors (together, “Insiders”) that have adopted a Rule 10b5-1 Plan in compliance with Rule 10b5-1 to engage in transactions over an extended period of time, even during a blackout period (as defined in the Insider Trading Policy and as detailed below), as long as the Insider is not aware of Material Nonpublic Information (as defined in the Insider Trading Policy) at the time the Insider entered into the Rule 10b5-1 Plan and has acted in good faith with respect to the plan.

The adoption of, and any modification to, any Rule 10b5-1 Plan will be deemed to be a transaction in Heartflow securities, and such adoption or modification is subject to all limitations and prohibitions relating to transactions in Heartflow securities. Each such Rule 10b5-1 Plan, and any modification thereof, must be submitted to and pre-cleared by Heartflow’s Chief Legal & Compliance Officer or their designee or, for a Rule 10b5-1 Plan of the Chief Legal & Compliance Officer, by the Chief Financial Officer or their designee in accordance with Section 6 of the Insider Trading Policy. All references to clearance by the Chief Legal & Compliance Officer below shall be deemed to also refer to any applicable clearance by the Chief Financial Officer or their designee in the case of any transaction by the Chief Legal & Compliance Officer. The Chief Legal & Compliance Officer may impose such conditions on the adoption and operation of the Rule 10b5-1 Plan as the Chief Legal & Compliance Officer or their designee deems necessary or advisable. Subject to pre-clearance of the Rule 10b5-1 Plan, no additional pre-clearance will be required for transactions conducted pursuant to the Rule 10b5-1 Plan. However, compliance of the Rule 10b5-1 Plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Rule 10b5-1 Plan are the sole responsibility of the person initiating the Rule 10b5-1 Plan, not Heartflow or the Chief Legal & Compliance Officer.

Rule 10b5-1 Plans do not exempt individuals from complying with Section 16 of the Exchange Act’s reporting rules or liability for short-swing profits (generally, profits realized from any purchase and sale or sale and purchase of Heartflow securities within a period of less than six months).

Each Rule 10b5-1 Plan adopted by an Insider must comply with the following requirements:

●  Adoption. The Rule 10b5-1 Plan must be adopted only when the Insider is not aware of any Material Nonpublic Information AND may not be adopted at any time during which the Insider is subject to a blackout period. The Insider must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1.

●  Form. The Rule 10b5-1 Plan must be in the form of:

o	a binding contract to purchase or sell the security;
o	an instruction to another person to buy or sell the security; or
o	a written plan for trading securities.

●  Trading Arrangements. The Rule 10b5-1 Plan must:

o	specify the amount of securities, prices and dates for the transactions;

o	include a written formula or algorithm or computer program that specifies the amounts of securities, prices and dates for the transactions; or
o	not permit the Insider adopting the plan (or anyone else with access to Material Nonpublic Information) to “exercise any subsequent influence over how, when or whether to effect purchases or sales.”

●  Content. The Rule 10b5-1 Plan must:

o

contain a representation from the Insider adopting the Rule 10b5-1 Plan that, at the time the Rule 10b5-1 Plan is adopted, he or she is not aware of Material Nonpublic Information about Heartflow or its securities;

o

contain a representation from the Insider adopting the Rule 10b5-1 Plan that the Rule 10b5-1 Plan is being entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

o	have a minimum duration of six months and a maximum duration of two years, unless a shorter or longer term is approved by the Chief Legal & Compliance Officer of their designee; and
o

contain and comply with such other terms, conditions and restrictions as may be required by Rule 10b5-1 and applicable U.S. Securities and Exchange Commission (“SEC”) rules as in effect from time to time.

●  Trades Under the Plan. Trading in Heartflow’s securities may not commence under the Rule 10b5-1 Plan until the expiration of a waiting period which is (a) for directors and officers covered by Section 16 of the Exchange Act (“Section 16 Officers”), the later of (i) 90 days after such plan is adopted or (ii) two business days following the filing of Heartflow’s Form 10-Q or Form 10-K containing financial results for the fiscal quarter in which the Rule 10b5-1 Plan was adopted (subject to a maximum waiting period of 120 days) and (b) for other employees, 30 days after the Rule 10b5-1 Plan is adopted (such period in which trades may not occur pursuant to clause (a) or (b), as applicable, the “Cooling-Off Period”).

●  Restrictions on Overlapping Plans. Unless otherwise permitted by Rule 10b5-1, no more than one Rule 10b5-1 Plan to effect open market purchases or sales of Heartflow securities may be in effect at any time with respect to Heartflow securities beneficially owned by the Insider adopting the Rule 10b5-1 Plan, except that, during the term of a Rule 10b5-1 Plan, such Insider may:

o

adopt a Rule 10b5-1 Plan in compliance with the requirements herein with any transactions to take effect upon the completion or expiration of the Insider’s current Rule 10b5-1 Plan; provided, however, that if the Insider’s current Rule 10b5-1 Plan is terminated before its originally scheduled completion date, then the Cooling-Off Period for the later-commencing Rule 10b5-1 Plan shall run from the date of such termination (and not from the date the later-commencing Rule 10b5-1 Plan was adopted); and

o

enter into another contract, instruction or plan providing only for the sale of such Heartflow securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award, such as restricted stock units, and provided that the Insider does not exercise control over the timing of such sales (a “Sell-to-Cover Plan”).

●  Restrictions on Single-Trade Plans. Other than Sell-to-Cover Plans, no more than one Rule 10b5-1 Plan designed to affect the open-market purchase or sale in a single transaction of the total amount of Heartflow securities subject to the Rule 10b5-1 Plan may be adopted within any 12-month period.

●  After Adoption. After a Rule 10b5-1 Plan is adopted, the purchases or sales must be made in compliance with the Rule 10b5-1 Plan and the Insider must act in good faith with respect to the Rule 10b5-1 Plan. The Insider adopting the Rule 10b5-1 Plan cannot cause the Rule 10b5-1 Plan to be altered or deviated from, or enter into or alter a corresponding or hedging transaction position with respect to the securities to be purchased or sold under the Rule 10b5-1 Plan.

●  Plan Modifications or Terminations. Although modifications to an existing Rule 10b5-1 Plan are not prohibited, an Insider should adopt a Rule 10b5-1 Plan with the intention that it will not be amended or terminated prior to its expiration. Any modification must be pre-cleared by the Chief Legal & Compliance Officer or their designee pursuant to Heartflow’s pre-clearance procedures for Rule 10b5-1 Plans, and any modification must satisfy all of the requirements set forth above with respect to the adoption of a Rule 10b5-1 Plan, including the required Cooling-Off Period before any trades may commence under the modified plan. A modification of a Rule 10b5-1 Plan includes any change to the amount, price or timing of the purchase or sale of securities under such plan but does not include the substitution of the broker executing trades thereunder as long as such modified plan does not change the price, amount of securities to be purchased or sold or dates on which such purchases or sales are to be executed.

Heartflow and Heartflow’s directors and Section 16 Officers must make certain disclosures in SEC filings concerning the adoption, modification or termination of any Rule 10b5-1 Plans. Heartflow’s directors and Section 16 Officers must undertake to provide any information requested by Heartflow regarding any Rule 10b5-1 Plans for the purpose of providing the required disclosures or any other disclosures that Heartflow deems to be appropriate under the circumstances.

Sales transacted in accordance with the Rule 10b5-1 Plan will be reported to the SEC on Form 4 within two days of the transaction and will reflect that the trade was made pursuant to a trading arrangement adopted under Rule 10b5-1.

Exhibit B

Pre-Clearance Designated Insiders

The following insiders of Heartflow, Inc. are considered “Pre-Clearance Designated Insiders” for purposes of the quarterly blackout and are subject to the pre-clearance procedures of this policy:

●  All members of the Board of Directors

●  Chief Executive Officer

●  Chief Financial Officer

●  Chief Technology Officer

●  Chief Medical Officer

●  Chief Legal & Compliance Officer

●  Chief Human Resources Officer

●  Chief Accounting Officer

●  All Senior Vice Presidents

●  All members of the accounting, finance, information technology, business development, and commercial or commercial operations departments who have full access to financial systems or consolidated sales data